TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03045302

December 16, 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Business Report for the Year Ending March 2004; and

2. Semiannual Report 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Akiko Kimura

Enclosure

FILE No.
82—5113

(Summary English Translation)

To Our Shareholders and Investors

Semi-Annual Business Report for the Year Ending March 2004

April 1, 2003 through September 30, 2003

03 OCT 7:21

SKY Perfect Communications Inc.

Summary of Consolidated Financial Data

(Millions of yen)

	For the six months ended September 30, 2003	For the six months ended September 30, 2002	For the year ended March 31, 2003
Operating revenues	35,610	34,526	70,373
Recurring income (loss)	4,152	(18,571)	(19,025)
Net income (loss) for current period	3,802	(18,586)	(18,893)
ARPU:			
Average pay-per-view revenue per customer *(yen)*	3,781	3,951	3,893
Average service fee revenue per customer *(yen)*	1,472	1,458	1,474
Cumulative total of registrants *(in thousands)*	3,518 (59)	3,300 (21)	3,425 (42)
Cumulative total of DTH (Direct To Home) Subscribers *(in thousands)*	3,074 (58)	2,879 (20)	2,990 (41)
Yearly percentage of individual cancellation *(%)*	8.8	7.5	8.2

*Numbers in parentheses include the registrants and cancellation ratio of SKY PerfecTV!2.

Cumulative Total of Subscribers and Percentage of Individual Cancellation

(In thousands)

	For the six months ended September 30, 2000	For the year ended March 31, 2001	For the six months ended September 30, 2001	For the year ended March 31, 2002	For the six months ended September 30, 2002	For the year ended March 31, 2003	For the six months ended September 30, 2003
Cumulative total of registrants	2,364	2,618	2,834	3,042	3,300	3,425	3,518
Cumulative total of DTH (Direct To Home) Subscribers	2,005	2,220	2,413	2,610	2,879	2,990	3,074
Percentage of individual cancellation *(%)*	8.3	9.8	8.8	8.6	7.5	8.2	8.8

Operating Revenues by Operation

(Millions of yen)

	For the six months ended September 30, 2000	For the year ended March 31, 2001	For the six months ended September 30, 2001	For the year ended March, 31 2002	For the six months ended September 30, 2002	For the year ended March 31, 2003	For the six months ended September 30, 2003
Customer management and promotion of digital satellite broadcasting	16,630	36,550	20,949	42,469	23,301	46,668	23,709
Operation related to delivery of broadcast programs	2,370	5,276	2,726	5,523	3,596	7,954	4,446
Other platform related operations	2,879	6,853	5,117	11,439	7,629	15,750	7,454
Total	21,881	48,681	28,853	59,432	34,526	70,373	35,610

Top Interview

Business prospects and status of operating activity are mentioned by Hajime Shigemura, the President and Representative Director of the Company in interview.

Key Operating Data

Cumulative total of subscribers *(in thousands)*	For the six months ended September 30, 2000	For the year ended March 31, 2001	For the six months ended September 30, 2001	For the year ended March, 31, 2002	For the six months ended September 30, 2002	For the year ended March 31, 2003	For the six months ended September 30, 2003
Cumulative total of registrants	2,364	2,618	2,834	3,042	3,300	3,425	3,518
Cumulative total of DTH (Direct To Home) Subscribers	2,005	2,220	2,413	2,610	2,879	2,990	3,074
Yearly percentage of individual cancellation *(%)*							
Yearly percentage of individual cancellation	8.3	9.8	8.8	8.6	7.5	8.2	8.8
ARPU *(yen)*							
Average monthly pay-per-view revenue per customer	4,579	4,521	4,318	4,214	3,951	3,893	3,781
Average monthly service fee revenue per customer	1,477	1,516	1,535	1,509	1,458	1,474	1,472
SAC *(yen)*							
Advertising expenses	2,857	5,454	8,095	9,711	6,692	8,829	8,401
Promotion expenses	1,271	2,019	2,738	4,061	3,222	3,829	3,796
Sales incentive	25,938	23,869	22,032	22,788	19,824	18,567	16,462
Total	30,066	31,342	32,866	36,560	29,738	30,677	28,659

*Expenses related to free broadcasting content (costs related to the World Cup etc.) are not included for the year ended March 31, 2002 and 2003.

Financial Review

Outline of operations and business prospects of the Company are mentioned.

(Millions of yen)

	For the year ending March 31, 2004 (Forecast)
Numbers of new DTH (Direct To Home) Subscribers: *(in thousands)*	
In SKY PerfecTV! (net increase)	450 (179)
In SKY PerfecTV!2 (net increase)	50 (45)
Percentage of individual cancellation *(%)*	8.9
Operating revenues	73,800
Recurring income	3,200
Net income for current period	3,000

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (at September 30, 2003)

Information Concerning Shares

Total number of shares authorized to be issued: 3,200,000 shares
Total number of outstanding shares: 2,237,509 shares
(Note) Outstanding shares have increased 158 shares due to the exercise of subscription rights during this six-month period.
Number of shareholders: 39,035

Principal Shareholders

Name of Shareholder	Number of Shares Owned	Shareholding Ratio (%)
Sony Broadcast Media Co., Ltd.	283,058	12.65
Fuji Television Network, Inc.	283,058	12.65
Itochu Corporation	283,058	12.65
JSAT Corporation	156,780	7.01
State Street Bank and Trust Company	129,169	5.77
Nippon Television Network Corporation	113,000	5.05
Mitsui & Co., Ltd.	109,320	4.89
Tokyo Broadcasting System, Inc.	80,000	3.58
Matsushita Electric Industrial Co., Ltd.	69,826	3.12
Sumitomo Corporation	69,320	3.10

(Note 1) The shareholding ratio is calculated against a total of 2,237,509 shares issued.

(Note 2) At the end of this period, non-Japanese shareholders accounted for 15.49% of the total number of voting rights with respect to the Company's shares (according to the calculation method of Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan).

(Note 3) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (These shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders' register.)

Changes in Stock Price

Changes in stock price of the Company from September 2002 through October 2003 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	19	(0.05%)
Securities houses:	6	(0.02%)
Other corporate shareholders:	737	(1.89%)
Non-Japanese corporate shareholders, etc.:	145	(0.37%)
Individual and other shareholders:	38,128	(97.68%)
(Total)	39,035	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	195,816	(8.75%)
Securities houses:	18,997	(0.85%)
Other corporate shareholders:	1,456,031	(65.07%)
Non-Japanese corporate shareholders, etc.:	346,583	(15.49%)
Individual and other shareholders:	220,082	(9.84%)
(Total)	2,237,509	

Corporate Data (at September 30, 2003)

Outline of the Company

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	50 billion yen
Number of employees:	279 (Consolidated)

Principal Office

Meguro Media Center located at Honda Denki Building, 5-37, Kami-Osaki 4-chome, Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Aomi Frontier Building, 43, Aomi 2-chome, Koto-ku, Tokyo

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	6,000 million yen	51.00%	Customer Management
Multi Channel Entertainment Inc.	10 million yen	90.00%	Licensed Broadcasting
SamuraiTV Corporation	12 million yen	80.25%	Licensed Broadcasting
OptiCast Inc.	480 million yen	100.00%	Broadcasting via Telecommunications Carriers' Facilities

Board Members (at September 30, 2003)

Names of 11 Directors (including two representative directors) and 5 Corporate Auditors are included.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2003 As of September 30, 2003	For the six months ended September 30, 2002 As of September 30, 2002	For the year ended March 31, 2003 As of March 31, 2003
Assets			
Current Assets:			
Cash and deposits	34,660	57,227	28,884
Accounts receivables	7,255	6,817	8,220
Securities	33,809	28,573	34,392
Broadcasting rights	8,148	5,396	2,153
Accrued revenue	1,937	1,681	1,702
Other current assets	1,296	1,123	1,876
Allowance for doubtful receivables	(353)	(419)	(381)
Total current assets	86,754	100,399	76,848
Fixed Assets:			
Tangible fixed assets:			
Building	1,856	2,016	1,929
Machinery and equipment	3,177	3,499	3,242
Other tangible fixed assets	710	972	884
Total tangible fixed assets	5,744	6,488	6,056
Intangible fixed assets:			
Trade rights	-	665	-
Consolidated adjustment account	-	489	-
Software	4,057	4,675	4,420
Other intangible fixed assets	40	42	41
Total intangible fixed assets	4,097	5,873	4,461
Investment and others:			
Investment securities	25,789	8,244	26,392
Others	2,853	1,234	3,583
Total investment and others	28,642	9,478	29,975
Total fixed assets	38,485	21,839	40,493
Deferred Assets:			
Development expenses	-	266	-
Total deferred assets	-	266	-
Total Assets	125,239	122,506	117,341

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2003 As of September 30, 2003	For the six months ended September 30, 2002 As of September 30, 2002	For the year ended March 31, 2003 As of March 31, 2003
Liabilities			
Current Liabilities:			
Accrued accounts	11,028	9,622	7,411
Accrued expenses	1,734	4,537	2,430
Accrued income taxes	5	6	11
Deposits received (pay-per-view)	12,780	12,661	12,427
Allowance for employees' bonuses	201	206	217
Subscription right	2	2	2
Other current liabilities	2,333	1,079	1,098
Total current liabilities	28,086	28,117	23,599
Fixed Liabilities:			
Bonds	5	5	5
Long-term accrued accounts	1,423	1,967	1,641
Allowance for retirement benefit	473	214	266
Allowance for directors' retirement benefit	17	17	17
Other fixed liabilities	704	515	741
Total fixed liabilities	2,623	2,719	2,671
Total Liabilities	30,709	30,837	26,271
Minority Interests			
Minority Interests	2,197	2,558	2,274
Shareholders' Equity			
Common stock	50,003	139,459	139,461
Capital surplus	39,712	74,004	74,006
Retained earnings	2,751	(124,502)	(124,808)
Other unrealized gains on securities	(135)	149	136
Total Shareholders' Equity	92,332	89,110	88,795
Total Liabilities, Minority Interests and Shareholders' Equity	125,239	122,506	117,341

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	**For the six months ended September 30, 2002** From April 1, 2002 To September 30, 2002	**For the year ended March 31, 2003** From April 1, 2002 To March 31, 2003
Operating Revenues:			
Platform business revenues	35,610	34,526	70,373
Total operating revenues	35,610	34,526	70,373
Operating Expenses:			
Platform business expenses	23,344	21,558	45,865
Selling, general and administrative expenses	8,527	31,086	42,819
Total operating expenses	31,872	52,645	88,685
Operating Income (Loss)	3,737	(18,118)	(18,311)
Non-operating Revenues:			
Interest receivable	195	91	253
Gains on sales of securities	199	79	79
Other non-operating revenues	103	5	19
Total non-operating revenues	498	176	352
Non-operating Expenses:			
Interest expenses	20	15	37
Equity in net loss of affiliated company	49	-	55
Foreign exchange loss	-	318	372
Amortization of development expenses	-	266	533
Loss on valuation of option	10	-	-
Other non-operating expenses	3	28	66
Total non-operating expenses	84	629	1,065
Recurring Income (Loss)	4,152	(18,571)	(19,025)
Extraordinary Loss:			
Loss on sales of fixed assets	-	0	-
Loss from removal of fixed assets	-	12	144
Loss on valuation of investment securities	259	81	41
Loss on sales of investment securities	-	-	39
Changes in retirement benefit accounting	161	-	-
Total extraordinary loss	421	95	225
Net income (loss) before adjustment of tax for the six-month (current) period	3,730	(18,666)	(19,251)
Income tax, inhabitants tax and business tax	5	6	11
Minority loss	77	85	370
Net income (loss) for the six-month (current) period	3,802	(18,586)	(18,893)

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the six months ended September 30, 2002 From April 1, 2002 To September 30, 2002	For the year ended March 31, 2003 From April 1, 2002 To March 31, 2003
Capital Surplus			
Capital surplus at beginning of period:	74,006	74,004	74,004
Capital reserve at beginning of period	74,006	74,004	74,004
Increase in capital surplus:	27,212	-	1
Gains on capital reduction	27,208	-	-
Exercise of share subscription rights	4	-	1
Decrease in capital surplus:	61,506	-	-
Reversal of capital reserve	61,506	-	-
Capital surplus at end of the six-month period (year)	39,712	74,004	74,006
Retained Earnings			
Retained earnings at beginning of period	(124,808)	(105,915)	(105,915)
Increase in retained earnings:	127,560	-	-
Net income for the six-month period	3,802	-	-
Capital reduction	62,252	-	-
Reversal of capital reserve	61,506	-	-
Decrease in retained earnings:	-	18,586	18,893
Net loss for the six-month (current) period	-	18,586	18,893
Retained earnings at end of the six-month period (year)	2,751	(124,502)	(124,808)

Consolidated Operating Income (Loss) for Four Quarters

	Q1	Q2	Q3	Q4
FY03 Operating income	2,253	1,484		
FY02 Operating income (loss)	(1,492)	374	(1,732)	1,538

*Approximately 17 billion yen related to the World Cup costs is excluded in FY 02/Q1.

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	**For the six months ended September 30, 2002** From April 1, 2002 To September 30, 2002	**For the year ended March 31, 2003** From April 1, 2002 To March 31, 2003
Cash Flows From Operating Activities:			
Net income (loss) before adjustment of tax for the six-month (current) period	3,730	(18,666)	(19,251)
Depreciation	1,415	1,858	4,352
Amortization of deferred assets	-	266	533
Loss on valuation of investment securities	259	81	-
Increase (decrease) in allowance for doubtful receivables	(28)	5	(32)
Interest receivable	(195)	(91)	(253)
Interest expense	20	15	37
Decrease (increase) in sales receivable	965	186	(1,216)
Increase (decrease) in inventory assets	(5,985)	(3,493)	(318)
Decrease (increase) in advances	-	11,192	11,192
Increase (decrease) in accrued accounts	3,214	(452)	(2,832)
Increase (decrease) in accrued expenses	(696)	1,573	(533)
Increase in deposits received (pay-per-view)	352	1,230	995
Other cash flows from operating activities	1,955	673	60
Sub-total	5,009	(5,619)	(7,265)
Amount of interest	133	81	177
Payment for interest	(20)	(16)	(37)
Payment for income tax, inhabitants tax and business tax	(11)	(9)	(9)
Total cash flows from operating activities	5,109	(5,564)	(7,135)
Cash Flows From Investing Activities:			
Payments for fixed deposits	-	(20,000)	(20,000)
Proceeds from fixed deposits	-	28,353	48,353
Payments for purchase of securities	(7,892)	(10,120)	(21,116)
Proceeds from redemption of securities	9,183	8,375	12,135
Payments for purchase of investments in securities	(2,506)	(8,724)	(27,532)
Proceeds from sales of investments in securities	2,199	1,084	1,084
Payments for purchases of fixed assets	(438)	(5,930)	(6,103)
Proceeds from sales of fixed assets	40	5,556	5,556
Payments for purchase of software	(505)	(1,579)	(2,021)
Payments for currency swap assets	-	-	(2,211)
Proceeds from settlement of currency swap	705	-	-
Other cash flows from investing activities	(0)	(0)	58
Total cash flows from investing activities	787	(2,985)	(11,796)

Cash Flows From Financing Activities:			
Proceeds from issuance of stock	7	-	3
Payments for installment liability	(337)	(315)	(664)
Total cash flows from financing activities	(329)	(315)	(661)
Effect of exchange rate changes on cash and cash equivalents	(4)	(156)	(107)
Net increase (decrease) in cash and cash equivalents	5,562	(9,021)	(19,700)
Cash and cash equivalents at beginning of period	38,102	57,803	57,803
Cash and cash equivalents at end of the six-month period (year)	43,665	48,781	38,102

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2003 As of September 30, 2003	For the six months ended September 30, 2002 As of September 30, 2002	For the year ended March 31, 2003 As of March 31, 2003
Assets			
Current Assets:			
Cash and deposits	28,334	49,983	22,983
Accounts receivables	7,021	6,611	7,952
Securities	33,809	28,573	34,392
Broadcasting rights	8,122	5,389	2,132
Accrued revenue	292	147	177
Other current assets	1,172	1,122	1,768
Allowance for doubtful receivables	(338)	(396)	(363)
Total current assets	78,412	91,430	69,043
Fixed Assets:			
Tangible fixed assets:			
Building	1,733	1,884	1,801
Machinery and equipment	3,175	3,496	3,239
Other tangible fixed assets	541	908	685
Total tangible fixed assets	5,449	6,289	5,726
Intangible fixed assets:			
Trade rights	-	665	-
Software	2,462	2,758	2,699
Other intangible fixed assets	23	26	25
Total intangible fixed assets	2,486	3,450	2,724
Investment and others:			
Investment securities	25,529	8,244	26,083
Others	6,784	4,868	7,037
Total investment and others	32,314	13,112	33,120
Deferred Assets:			
Development expenses	-	266	-
Total deferred assets	-	266	-
Total fixed assets	40,250	22,852	41,571
Total Assets	118,663	114,550	110,615

BALANCE SHEETS

	For the six months ended September 30, 2003 As of September 30, 2003	For the six months ended September 30, 2002 As of September 30, 2002	For the year ended March 31, 2003 As of March 31, 2003
			(Millions of yen)
Liabilities			
Current Liabilities:			
Accrued accounts	10,780	8,734	7,059
Accrued expenses	1,688	4,530	2,394
Accrued income taxes	3	3	6
Deposits received (pay-per-view)	8,951	8,808	8,653
Allowance for employees' bonuses	174	170	191
Subscription right	2	2	2
Other current liabilities	2,112	1,083	1,085
Total current liabilities	23,714	23,334	19,394
Fixed Liabilities	1,487	1,217	1,375
Total Liabilities	25,201	24,551	20,769
Shareholders' Equity			
Common stock	50,003	139,459	139,461
Capital surplus	39,712	74,004	74,006
Capital reserve	12,504	74,004	74,006
Other capital surplus	27,208	-	-
Retained earnings	3,881	(123,615)	(123,758)
Unappropriated income (loss) for the six-month (current) period	3,881	(123,615)	(123,758)
Other unrealized gains on securities	(135)	149	136
Total Shareholders' Equity	93,462	89,998	89,845
Total Liabilities and Shareholders' Equity	118,663	114,550	110,615

STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the six months ended September 30, 2002 From April 1, 2002 To September 30, 2002	For the year ended March 31, 2003 From April 1, 2002 To March 31, 2003
Operating Revenues:			
Platform business revenues	34,386	33,490	68,179
Total operating revenues	34,386	33,490	68,179
Operating Expenses:			
Platform business expenses	22,284	20,508	43,340
Selling, general and administrative expenses	8,251	30,693	41,649
Total operating expenses	30,536	51,201	84,990
Operating Income (Loss)	3,850	(17,710)	(16,810)
Non-operating Revenues	472	173	348
Non-operating Expenses	17	592	986
Recurring Income (Loss)	4,305	(18,129)	(17,449)
Extraordinary Loss	421	95	916
Net income (loss) before tax for the six-month (current) period	3,884	(18,225)	(18,365)
Income tax, inhabitants tax and business tax	3	3	6
Net income (loss) for the six-month (current) period	3,881	(18,228)	(18,372)
Loss brought forward	62,252	105,386	105,386
Compensation for loss brought forward from reduction of capital	(62,252)	-	-
Unappropriated income (loss) for the six-month (current) period	3,881	(123,615)	(123,758)

SEMIANNUAL REPORT 2003



SKY Perfect Communications Inc.

Financial Highlights

SEPTEMBER 30, 2002, 2003 AND MARCH 31, 2003

Number of Channels		Six-month periods ended September 30, 2002	Six-month periods ended September 30, 2003	Year ended March 31, 2003
SKY PerfecTV! (CS 124/128 service)				
Total		282	286	284
Television		178	182	180
Radio		104	104	104
SKY PerfecTV! 2 (CS 110 service)				
Television / Data		52	57	56
Number of Subscribers (thousands)				
Total Subscribers		3,300	3,518	3,425
(SKY PerfecTV! 2)		(21)	(59)	(42)
DTH(Direct to Home)Subscribers		2,879	3,074	2,990
(SKY PerfecTV! 2)		(20)	(58)	(41)
Annualized Churn Rate (DTH)	%	7.5	8.8	8.2
ARPU (SKY PerfecTV!)				
(Average revenue per subscriber per month)				
Subscription fees per subscriber		¥ 3,952	¥ 3,781	¥ 3,893
Subscription-related revenues per subscriber		¥ 1,458	¥ 1,472	¥ 1,474

(Millions of yen, except per share data)

	Six-month periods ended September 30, 2002 (unaudited)	Six-month periods ended September 30, 2003 (unaudited)	Year ended March 31, 2003
Statement of Operations Data:			
Revenues	¥ 34,526	¥ 35,610	¥ 70,374
Subscriber-related revenues	23,301	23,709	46,669
Transmission-related revenues	3,596	4,446	7,954
Other fees and revenues	7,629	7,455	15,751
Operating expenses	51,791	31,788	86,968
Operating income (loss)	(17,265)	3,822	(16,594)
Net income (loss)	(17,576)	3,821	(16,876)
Net income (loss) per share-basic	¥(7,855.96)	¥1,707.80	¥(7,542.98)
-diluted	-	1,706.36	-
Balance Sheet Data:			
Cash and cash equivalents	¥ 48,782	¥ 43,666	¥ 38,103
Property and equipment, net	25,655	20,535	22,995
Total assets	136,267	136,190	130,016
Lease obligation-non current	10,940	6,766	9,080
Total liabilities	46,077	41,991	39,324
Common stock	139,460	50,004	139,462
Total shareholders' equity	87,746	92,030	88,459
Cash Flow Data:			
Net cash provided by (used in) operating activities	¥ (3,719)	¥ 6,887	¥ (3,324)
Net cash provided by (used in) investing activities	(2,970)	787	(11,828)
Net cash used in financing activities	(2,176)	(2,107)	(4,441)

Note: The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

MESSAGE FROM THE PRESIDENT

We have made the first step into a new stage of profitability.

In this interim period, we took our first step into a new stage. With the solid foundation for profitability and overwhelming competitiveness in Japan's pay-based broadcasting market that we have developed in our investment stage, we are now working to establish continuing profit generation and achieve further growth.

This interim period is a major step on the way to the full-year profitability that we have anticipated since establishing SKY Perfect Communications Inc. (the "Company"). We have exceeded the break-even point of 3 million DTH subscribers, and for the first time ever have achieved profitability on a half-year basis in both operating income and net income.

SKY PerfecTV! and SKY PerfecTV! 2 combined have gained over 84 thousand new DTH subscribers since the end of the previous fiscal year, and the total number of DTH subscribers was 3,074 thousand as of the end of September 2003. In addition, the total number of subscribers including institutional and provisional subscribers reached 3,518 thousand.

Revenues for the interim period increased by 3.1% to ¥35.6 billion. Operating income and net income of ¥3.8 billion and ¥3.8 billion were recorded compared to losses of ¥17.3 billion and ¥17.6 billion respectively in the interim period of the previous fiscal year.

The major factors contributing to profits were the acquisition of new subscribers and continuing reductions in operating costs. Sales incentives, which were a large part of the sales and marketing expenses in the acquisition of new subscribers, were reduced after the 2002 FIFA World Cup Korea/Japan™ promotion in the previous fiscal year and were further reduced in this interim period. In addition, efficiency of operating expenses related to subscriber management were greatly improved as operations were further systemized at the Data Network Center Corporation ("DNCC"), where subscriber information is managed.

Maintaining long-term growth

The objectives of the mid-term management plan for the initial 5 years of the profit generation stage are to have 5 million total subscribers registered by March 2008, revenues of ¥110 billion, and income before income taxes of ¥30 billion. The Company and its subsidiaries (the "Companies") are moving towards achieving these goals by putting all of their effort into reforming business structure to strengthen competitiveness and achieve further growth centering on generating greater profits in core business and content aggregator and multi-platform strategies.

In this effort I think management's biggest mission is to maintain growth over the long term by planning for diversification of our sources of revenues rather than relying solely on our core business model. Since the Company started operations, we have driven market growth as an incubator for CS digital multi-channel broadcasting and in the process established a foundation for profitability in our overwhelmingly competitive core position of

subscribers and content. However, with only a single business model of CS digital multi-channel broadcasting platform operations, at some point we will reach a limit where we will be unable to further increase revenues. As we increase profitability in our core business, the matter of how quickly we can make our next move outside of our core field can be said to be an essential condition to maintaining leadership in the next generation in our industry. I believe it is important not to be carried by the currents of rapid technological innovation, but rather to clearly ascertain the technologies that will really be used in the future and to quickly design business models centered around those technologies.

Increasing business opportunities brought by FTTH

One promising "new move" is the video distribution service based on Fiber to the Home ("FTTH") that our subsidiary OptiCast Inc. will begin to provide in December 2003. FTTH solves the problem of installing satellite dishes for DTH in the numerous condominiums where it is difficult or impossible to do so, and we expect it will encourage expansion of services in urban areas. This service will offer up to 500 channels of video distribution including SKY PerfecTV!, terrestrial broadcasting (including digital broadcasting), and all channels of BS broadcasting (including digital broadcasting), and in addition it can be used for broadband communications services by telecommunications providers. This single service will satisfy almost all home information infrastructure requirements of subscribers, so we expect this comprehensive service will spread to become a so-called "life necessity." We also expect that the FTTH business will allow the Companies to establish a subscription fee based business model, which can become the main basis for operations rather than the commission based DTH business, and so further expand our fields of operation. As FTTH grows and becomes the mainstream of telecommunications and broadcasting in Japan, we want to actively provide services utilizing it to expand our business opportunities.

Strengthening subscriber acquisition in the second half

In light of the acquisition of new subscribers and rate of cancellations in the first half, we anticipate that cumulative subscribers acquired and operating income for the fiscal year ending March 2004 will be slightly below the goals set in the mid-term management plan, but nevertheless expect to meet our goals for profits. Barring unforeseen circumstances we anticipate that the Company will be profitable for the whole year.

In order to greatly increase the acquisition of new subscribers, promotions centered on powerful content are necessary, but since we had no specially featured content in the first half we restrained promotional activities and reduced expenses, and prepared to strengthen sales activity in the second half.

In the second half we are conducting a promotional campaign focusing on the Disney Channel, new powerful content that we started broadcasting in

November 2003. Terrestrial digital broadcasting will begin in December, and at the same time competition will heat up for sales of TVs with built-in tuners capable of all-in-one reception of terrestrial and BS/CS110 broadcasts. The Company in cooperation with related companies of the services is offering inducements to subscription and is conducting a campaign to provide support for the expense of satellite dish installation to people that enter subscription contracts at sales outlets, a powerful tool for us to seize the opportunity to acquire subscribers.

In addition, we are not just limiting ourselves to the methods we have been using to maintain and increase ARPU and to improve the cancellation rate, but are working on new ideas as well. One such idea is a new incentive system for set-top box retailers implemented in October 2003. We will use a sliding scale for the initial subscription price for newly registered subscribers, and we expect that will increase our ARPU.

Towards an early return of our shareholders' capital

I sincerely thank our shareholders for their support during the time we have taken to clear our deficit in accordance with the Japanese Commercial Code in this prior investment model business, and finally in the fiscal year ending March 2004 we have the prospect for profitability. For the Company, payment of dividends is of the utmost importance. In the interim period, we implemented a capital policy of reducing capital and additional paid-in capital, and logically dividends can be paid as we have cleared the deficit based on the Japanese Commercial Code which had been accumulated from the time of our establishment. However, we have just entered the stage of earning profits based on operations for the first time ever. Returning our shareholders' capital is always in my mind, and I want to examine an early return while keeping an eye on the level of profitability. In order that all shareholders understand this policy, my mission as a president in order to maximize the speed of profit generation of the Company, is to make an all-out effort by every means possible, including investments in the businesses I described previously, to improve profits and shareholders' value.

I would like all of the shareholders to give the Company your further support and guidance as we strive with all of our strength to increase profits.

Hajime Shigemura
President

H. Shigemura

The preceding discussion contains statements that constitute "forward looking statements" which relate to the intent, belief or current expectations of our management with respect to our results of operations and financial condition. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or in the case of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not confined to the above.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2003 AND SEPTEMBER 30, 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
ASSETS	Mar. 31, 2003	Sep. 30, 2003 (unaudited)	Sep. 30, 2003 (unaudited)
Current assets:			
Cash and cash equivalents (Note 3)	¥ 38,103	¥ 43,666	$ 393,387
Short-term investments (Note 3)	25,132	24,555	221,216
Accounts receivable	9,541	8,840	79,640
Other current assets	4,071	9,694	87,334
Total current assets	76,847	86,755	781,577
Investments (Note 3)	26,315	26,017	234,387
Property and equipment, net (Notes 4 and 5)	22,995	20,535	185,000
Other assets	3,859	2,883	25,973
Total	¥130,016	¥136,190	$1,226,937
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Lease obligations-current portion	¥ 3,892	¥ 4,371	$ 39,378
Accrued expenses	8,604	11,940	107,568
Subscription fees received	12,427	12,780	115,135
Other current liabilities	2,582	3,536	31,856
Total current liabilities	27,505	32,627	293,937
Long-term liabilities:			
Lease obligations	9,080	6,766	60,955
Other liabilities	2,739	2,598	23,405
Total long-term liabilities	11,819	9,364	84,360
Minority interests	2,233	2,169	19,541
Commitments and contingent liabilities (Note 9)			
Shareholders' equity (Note 6):			
Common stock	139,462	50,004	450,486
Capital surplus	73,957	40,412	364,072
Accumulated deficit	(125,082)	-	-
Retained earnings since April 1, 2003	-	1,770	15,946
Accumulated other comprehensive income (loss)	122	(156)	(1,405)
Total shareholders' equity	88,459	92,030	829,099
Total	¥130,016	¥136,190	$1,226,937

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Sep. 30, 2002	Sep. 30, 2003	Sep. 30, 2003
Revenues (Note 8)	¥ 34,526	¥ 35,610	$ 320,811
Operating expenses:			
Cost of services (Note 8)	18,395	20,205	182,027
Sales promotion and marketing expenses (Note 8)	27,165	6,499	58,550
General and administrative expenses	3,247	1,939	17,469
Depreciation and amortization expenses (Notes 4 and 5)	2,984	3,145	28,333
Total operating expenses	51,791	31,788	286,379
Operating income (loss)	(17,265)	3,822	34,432
Other income (expenses):			
Interest income	93	195	1,757
Interest expense	(281)	(244)	(2,198)
Other - net	(123)	48	432
Other expenses - net	(311)	(1)	(9)
Net income (loss)	¥ (17,576)	¥ 3,821	$ 34,423

Per share of common stock (Note 7):	Yen		U.S. Dollars
Net income (loss) per share - basic and diluted	Sep. 30, 2002	Sep. 30, 2003	Sep. 30, 2003
Basic	¥(7,855.96)	¥ 1,707.80	$ 15.39
Diluted	-	1,706.36	15.37

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Millions of Yen				
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income(loss)	Total
Balance at March 31, 2003	¥139,462	¥73,957	¥ (125,082)	¥ 122	¥88,459
Exercise of warrants	4	4	-	-	8
Stock-based compensation	-	20	-	-	20
Transfer to capital surplus	(27,209)	27,209	-	-	-
Reclassification of deficit	(62,253)	(60,778)	123,031	-	-
Comprehensive income :					
Net income	-	-	3,821	-	3,821
Other comprehensive loss, net of tax	-	-	-	(278)	(278)
Total comprehensive income	-	-	-	-	3,543
Balance at September 30, 2003	¥ 50,004	¥40,412	¥ 1,770	¥ (156)	¥92,030

	Thousands of U.S.Dollars (Note 2)				
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income(loss)	Total
Balance at March 31, 2003	$1,256,414	$ 666,279	$ (1,126,865)	$ 1,099	$ 796,927
Exercise of warrants	36	36	-	-	72
Stock-based compensation	-	181	-	-	181
Transfer to capital surplus	(245,126)	245,126	-	-	-
Reclassification of deficit	(560,838)	(547,550)	1,108,388	-	-
Comprehensive income :					
Net income	-	-	34,423	-	34,423
Other comprehensive loss, net of tax	-	-	-	(2,504)	(2,504)
Total comprehensive income	-	-	-	-	31,919
Balance at September 30, 2003	$ 450,486	$ 364,072	$ 15,946	$ (1,405)	$ 829,099

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Sep. 30, 2002	Sep. 30, 2003	Sep. 30, 2003
Operating activities:			
Net income (loss)	¥(17,576)	¥ 3,821	$ 34,423
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,984	3,145	28,333
Other	63	251	2,261
Changes in assets and liabilities:			
Accounts receivable	188	848	7,640
Other current assets	7,819	(5,568)	(50,162)
Other assets	4	71	640
Accrued expenses	958	3,336	30,054
Subscription fees received	1,230	353	3,180
Other current liabilities	597	543	4,892
Other liabilities	14	87	784
Net cash provided by (used in) operating activities	(3,719)	6,887	62,045
Investing activities:			
Purchases of property and equipment	(7,510)	(944)	(8,504)
Proceeds from sales of property and equipment	5,557	40	360
Purchases of short-term investments	(10,121)	(7,892)	(71,099)
Proceeds from redemption of short-term investments	8,375	9,184	82,739
Purchases of investments	(8,724)	(2,506)	(22,577)
Proceeds from sales and redemption of investments	1,084	2,199	19,811
Other	8,369	706	6,360
Net cash provided by (used in) investing activities	(2,970)	787	7,090
Financing activities:			
Proceeds from issuance of common stock, net of stock issuance cost	-	8	72
Payments of obligations under capital lease	(1,860)	(1,778)	(16,018)
Other	(316)	(337)	(3,036)
Net cash used in financing activities	(2,176)	(2,107)	(18,982)
Effect of exchange rate changes on cash and cash equivalents	(156)	(4)	(36)
Net increase (decrease) in cash and cash equivalents	(9,021)	5,563	50,117
Cash and cash equivalents at beginning of period	57,803	38,103	343,270
Cash and cash equivalents at end of period	¥ 48,782	¥43,666	$393,387
Supplemental information:			
Cash paid during the period for:			
Interest	¥ 283	¥ 244	$ 2,198
Acquisition of assets by entering into capital leases	7,493	206	1,856

1. Basis of Financial Statements

The accompanying unaudited semiannual consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account on SKY Perfect Communications Inc. (the "Company") and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

2. U.S. Dollar Presentation

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥111 = US$1, the approximate rate of exchange at September 30, 2003.

3. Investments in Securities

The cost, gross unrealized gains, gross unrealized losses and fair value for available-for-sale securities which include cash and cash equivalents, short-term investments and investments at March 31, 2003 and September 30, 2003 were as follows:

Securities classified as:	Millions of Yen		Thousands of U.S. Dollars
Available-for-sale:			
Debt securities	Mar.31, 2003	Sep.30, 2003	Sep.30, 2003
Cost	¥54,758	¥57,978	$522,325
Gross unrealized gains	406	274	2,468
Gross unrealized losses	163	361	3,252
Fair value	¥55,001	¥57,891	$521,541

Contractual maturities of debt securities as of September 30, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Within one year	¥33,565	$302,388
After one year through five years	18,131	163,342
After five years	6,195	55,811
Total	¥57,891	$521,541

Proceeds from sales of available-for-sale securities and gross realized gains that have been included in earnings as a result of those sales for the six-month periods ended September 30, 2002 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Sep.30, 2002	Sep.30, 2003	Sep.30, 2003
Proceeds from sales	¥1,079	¥2,199	$19,811
Gross realized gains	79	199	1,793

4. Property and Equipment

Property and equipment (including capital leases) at March 31, 2003 and September 30, 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Mar.31, 2003	Sep.30, 2003	Sep.30, 2003
Leasehold improvements	¥ 2,627	¥ 2,637	$ 23,757
Machinery and equipment	26,151	25,774	232,198
Furniture, fixtures and others	3,010	2,861	25,775
Computer software	8,630	8,761	78,928
Total	40,418	40,033	360,658
Less accumulated depreciation and amortization	17,423	19,498	175,658
Property and equipment—net	¥22,995	¥20,535	$185,000

Property and equipment include capitalized leases as described in Note 5.

5. Leases

Capital leases—The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment, which are classified as capital leases. Included in property and equipment were the following assets held under capital leases:

	Millions of Yen		Thousands of U.S. Dollars
	Mar.31, 2003	Sep.30, 2003	Sep.30, 2003
Machinery and equipment	¥20,776	¥19,973	$179,937
Furniture, fixtures and others	3,598	3,394	30,577
Total	24,374	23,367	210,514
Less accumulated amortization	11,856	12,636	113,838
Capital lease assets–net	¥12,518	¥10,731	$ 96,676

Amortization expense of capitalized assets for the six-month periods ended September 30, 2002 and 2003 were ¥1,852 million and ¥1,728 million ($15,568 thousand), respectively.

6. Shareholders' Equity

As a result of the acquisition of subscribers and investment in the system, the Company accumulated a significant deficit of ¥125,082 million as of March 31, 2003. The initial investment and development stage has been completed therefore, on June 27, 2003, the Company's shareholders approved a proposal to eliminate the accumulated deficit as of March 31, 2003 and effected a quasi-reorganization without revaluing its assets and liabilities. In accordance with the Japanese Commercial Code, capital surplus was reduced by ¥60,778 million ($547,550 thousand) effective on June 27, 2003 and, effective on August 1, 2003, common stock was reduced by ¥89,462 million ($805,964 thousand), of which ¥62,253 million ($560,838 thousand) was utilized to eliminate the accumulated deficit and ¥27,209 million ($245,126 thousand) was transferred directly to capital surplus.

7. Earnings Per Share

Basic earnings per share is computed using the weighted average number of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock resulted in the issuance of common stock.

8. Related Party Transactions

At September 30, 2003, 12.65% of the Company's shares were held by Sony Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The Company has transactions with Sony Corporation and its subsidiaries for performance of certain services and procurement of properties and supplies. Such transactions for the six-month periods ended September 30, 2002 and 2003, respectively, consisted of payment of expenses, principally sales promotion and marketing expenses, amounting to ¥1,616 million and ¥1,166 million ($10,505 thousand) and purchase of broadcasting equipment, promotional supplies and electronic parts amounting to ¥648 million and ¥217 million ($1,955 thousand). The Company provides the platform service for Sony Corporation's subsidiaries. Revenues for the six-month periods ended September 30, 2002 and 2003 were ¥2,702 million and ¥3,783 million ($34,081 thousand), respectively. Additionally, the Company has transactions with Sony Corporation and its subsidiaries to enrich the content of SKY PerfecTV! ("SPTV!"). Cost of services included ¥485 million and ¥2,192 million ($19,748 thousand) for the six-month periods ended September 30, 2002 and 2003, respectively, mainly related to these transactions.

12.65% of the Company's shares were also held by Itochu Corporation at September 30, 2003. The Company provides the platform service for Itochu Corporation's subsidiaries. Revenues concerning this service for the six-month periods ended September 30, 2002 and 2003 were ¥1,407 million and ¥2,388 million ($21,514 thousand), respectively. Additionally, the Company has transactions with Itochu Corporation and its subsidiaries to enrich the content of SPTV!. Cost of services included ¥14 million and ¥1,587 million ($14,297 thousand) for the six-month periods ended September 30, 2002 and 2003, respectively, mainly related to these transactions.

The Company provides the platform service and sublicense for Fuji Television Network, Inc., terrestrial broadcaster, (a 12.65% shareholder of the Company at September 30, 2003). Revenues for the six-month periods ended September 30, 2002 and 2003 were ¥3,457 million and ¥3,562 million ($32,090 thousand), respectively.

The Company has entered into service agreements with JSAT Corporation (a 7.01% shareholder of the Company at September 30, 2003) related to uplink operations. Revenues under these agreements were ¥1,381 million and ¥1,613 million ($14,532 thousand) for the six-month periods ended September 30, 2002 and 2003, respectively. JSAT Corporation also provides satellite broadcasting services to the Company. Cost of services included ¥2,162 million and ¥1,393 million ($12,550 thousand) for the six-month periods ended September 30, 2002 and 2003, respectively, mainly related to these services.

The Company has a 20% ownership interest in PAY PER VIEW JAPAN, INC. ("PPVJ"), a broadcaster operating under the pay per view billing system for programs purchased for viewing. The Company had revenue transactions with PPVJ for the six-month periods ended September 30, 2002 and 2003 amounting to ¥4,408 million and ¥5,495 million ($49,505 thousand), respectively.

The amount of some related parties influenced by multiple company groups is included in the amount of each group.

9. Commitments and Contingent Liabilities

At September 30, 2003, the Companies had no material contingent liabilities including litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Companies' financial position or results of operations.

The Company enters into contracts to purchase broadcasting rights of certain programs which are capitalized and amortized based on the number of showings. Commitments for future payments on these contracts, some of which are subject to reductions depending on certain conditions, at September 30, 2003 amounted to ¥7,690 million ($69,279 thousand) in the aggregate. These commitments are due at various dates through 2006.

In December 1996, the Company entered into a 20-year consulting agreement relating to the purchase of broadcasting rights. The agreement requires the Company to pay monthly fees through December 2016 which, at September 30, 2003, amounted to ¥3,883 million ($34,982 thousand) in the aggregate.

CORPORATE DATA AND INVESTOR INFORMATION

AS OF SEPTEMBER 30, 2003

Corporate name: SKY Perfect Communications Inc.
Main service name: ***SKY PerfecTV!***
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-7800 Fax: +81-3-5468-7925
URL: http://www.skyperfectv.co.jp
Date established: November 10, 1994
Number of employees: 279 (Consolidated basis)

Common stock:	authorized	3,200,000
	issued	2,237,509

Number of shareholders : 39,035
Stock exchange listing: Tokyo Stock Exchange, "Mothers"(Code No.4795)
Transfer agent of common stock: Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice: The Nihon Keizai Shimbun

Major shareholders

Sony Broadcast Media Co., Ltd.	12.65%
Fuji Television Network, Inc.	12.65%
Itochu Corporation*	12.65%
JSAT Corporation	7.01%
State Street Bank and Trust Company	5.77%
Nippon Television Network Corporation	5.05%
Mitsui & Co., Ltd.	4.89%
Tokyo Broadcasting System, Inc.	3.58%
Matsushita Electric Industrial Co., Ltd.	3.12%
Sumitomo Corporation	3.10%

* Shares held by Itochu Corporation include 147,000 shares transferred to the Itochu account of Mizuho Trust & Banking Co., Ltd. as the retirement pension trust (Re-trustee is Trust & Custody Services Bank, Ltd.)

As of September 30, 2003, foreign ownership ratio is 15.49%. We are subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, our broadcast license will be revoked if 20 percent or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 percent threshold being exceeded. If, and as long as, 15 percent or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

Board of Directors (as of September 30, 2003)

Chairman (Representative Director)	Yasushi Hosoda
President (Representative Director)	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Director	Kunioki Ishibashi
	Masao Nito
Directors	Kikujiro Shikano
	Tatsuya Tamura
	Tomoki Naito
	Toshichika Ishihara
	Osamu Tanaka
	Kenji Kamimura
Corporate Auditors	Yoshiki Hirowatari (standing)
	Tamotsu Iba
	Masao Sakai
	Nobuyuki Kaneko
	Bunji Shinoda

11